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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 1)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          TOREADOR ROYALTY CORPORATION

                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.15625 PER SHARE

                         (Title of Class of Securities)


                                   891041105

                                 (CUSIP Number)

                             JANICE V. SHARRY, ESQ.
                             HAYNES AND BOONE, LLP
                          901 MAIN STREET, SUITE 3100
                              DALLAS, TEXAS 75202
                                 (214) 651-5562

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 JULY 31, 1997

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:   [ ]
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                                  SCHEDULE 13D

CUSIP NO.        891041105

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lee Global Energy Fund, L.P.
         75-2569264

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (A)     [  ]
                                                              (B)     [  ]

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS
         WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [  ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas

                                           (7)     SOLE VOTING POWER
NUMBER OF                                          508,000
SHARES
BENEFICIALLY                               (8)     SHARED VOTING POWER
OWNED BY                                           0
EACH
REPORTING                                  (9)     SOLE DISPOSITIVE POWER
PERSON WITH                                        508,000

                                           (10)    SHARED DISPOSITIVE POWER
                                                   0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         508,000

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%

(14)     TYPE OF REPORTING PERSON
         PN

                    SEE INSTRUCTIONS BEFORE FILLING OUT!
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           This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Lee Global Energy Fund, L.P. (the "Fund"), by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged.

Item 4.    Purpose of Transaction.

           Item 4 is hereby amended in its entirety as follows:

           The Fund initially acquired the Shares in the ordinary course of business for investment purposes. As a significant investor in the Company, the Fund has engaged, and may continue to engage, in communications with one or more of the Company's stockholders and/or one or more of the Company's officers or members of the Company's Board of Directors regarding the Company, including, without limitation, its operations. In the course of its communications, the Fund has become aware of certain matters of concern relating to the Company. As a result, on July 31, 1997, the Fund sent to the Board of Directors of the Company the letter attached hereto as Exhibit 7.1 and incorporated herein by reference.

           The Fund may at any time and from time to time (i) acquire or dispose of the Shares, (ii) review or reconsider its position, (iii) change its purpose and/or (iv) formulate additional plans or proposals specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

           Item 7 is hereby amended in its entirety as follows:

           7.1 Letter dated July 31, 1997, from the Fund to the Company's Board of Directors.
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                                   SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                           LEE GLOBAL ENERGY FUND, L.P.

                           By: Gralee Partners, L.P., its general partner

                               By: Gralee Capital Corp., its general partner

                                   By: /s/ G. Thomas Graves III
                                      -------------------------------
                                   Name: G. Thomas Graves III
                                        -----------------------------
                                   Title: President
                                         ----------------------------


August 5, 1997
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                              INDEX TO EXHIBITS


EXHIBIT
NUMBER                          DESCRIPTION
-------                         -----------

 7.1 Letter dated July 31, 1997, from the Fund to the Company's Board of Directors.